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                              July 1, 2021

       Manish Jhunjhunwala
       Chief Executive Officer
       WinVest Acquisition Corp.
       125 Cambridgepark Drive, Suite 301
       Cambridge, Massachusetts 02140

                                                        Re: WinVest Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed June 3, 2021
                                                            File No. 377-04960

       Dear Mr. Jhunjhunwala:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed June 3, 2021

       General

   1. Please revise the forepart of the prospectus to describe in greater detail how Trefis is affiliated with your
sponsor. Clarify whether Trefis would count toward the requirement that your target
business have an aggregate fair market value of at least 80% of the value of the trust account.
   2. We note the statement on page 6 that investors will have "the same voting and redemption rights with respect to
any merger with Trefis" as are applicable to the initial business combination. Please
clarify the circumstances, if any, when an acquisition of Trefis could occur at a different
time from the initial business combination, as well as how the other features of your
offering, such as the 24 months time limit, would apply.
 Manish Jhunjhunwala
WinVest Acquisition Corp.
July 1, 2021
Page 2
3. Please revise to provide risk factor and other disclosure as appropriate to clarify in qualitative and quantitative terms the economic conflicts associated with the founder shares. For example, because the founder shares were acquired for less than $.01 a share, it appears that public investors could lose more than half the value of their initial $10 per share investment based on trading prices when the sponsor would still be able to recoup its investment and make a substantial profit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Peter McPhun at (202)551-3581 or Kristina Marrone at
(202)551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at (202)551-3034 or James Lopez at
(202)551-3536 with
any other questions.



                                                            Sincerely,
FirstName LastNameManish Jhunjhunwala
                                                            Division of
Corporation Finance
Comapany NameWinVest Acquisition Corp.
                                                            Office of Real
Estate & Construction
July 1, 2021 Page 2
cc:       Matthew L. Fry
FirstName LastName